Exhibit (a)(5)(d)

       FURSA ISSUES STATEMENT ON CAUCUSCOM'S EXTENSION OF ITS TENDER OFFER

             URGES THOSE WHO HAVE TENDERED TO WITHDRAW THEIR SHARES

LYNBROOK, N.Y., August 15, 2007 - Fursa Alternative Strategies ("Fursa") today issued the following statement to Metromedia International Group, Inc. ("Metromedia") stockholders:

         As you may be aware, today CaucusCom Ventures L.P. and CaucusCom Mergerco Corp ("CaucusCom") announced that it has not received enough shares to satisfy the Minimum Condition (as defined in the merger agreement), and therefore CaucusCom is required to extend their tender offer under the terms of the merger agreement, and cannot terminate the merger agreement.

         We are pleased that Metromedia stockholders have not prematurely tendered their shares and have, instead, chosen to hold their shares in order to have the opportunity to review all information regarding Fursa's superior $2.05 per share cash proposal.

         We are working quickly to complete due diligence in order to finalize our proposed tender offer of $2.05 per common share, which represents a 14% premium over CaucusCom's $1.80 per share cash offer, while keeping all other terms and conditions, including, without limitation, the same structure (tender offer with a backend merger), representations, warranties, covenants and conditions. We continue to urge all Metromedia stockholders NOT to tender their shares, and that those who have tendered withdraw their shares until Fursa can complete its due diligence and finalize its offer.

         Fursa is highly confident in its ability to obtain the necessary financing for the transaction.

         We look forward to finalizing our offer as soon as practicable, and we appreciate your support in this matter. We would also like remind you that if CaucusCom continues to receive fewer shares than required to satisfy the Minimum Condition, they will be required to extend their offer again.

The tender offer described herein has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Metromedia. At the time the tender offer is commenced, Fursa will file a tender offer statement with the U.S. Securities and Exchange Commission. Metromedia's stockholders are strongly advised to read the relevant tender offer documents (including an Offer to Purchase, a Letter of Transmittal, the Solicitation/Recommendation Statement of Metromedia's and other documents) that will be filed with the SEC, because they will contain important information that Metromedia's stockholders should consider before tendering their shares. These documents will be available free of charge on the SEC's web site, www.sec.gov.

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ABOUT FURSA ALTERNATIVE STRATEGIES

Founded in 1999, Fursa Alternative Strategies is a hedge fund management firm based in Lynbrook, New York.

CONTACT:
Joele Frank, Wilkinson Brimmer Katcher
Joele Frank / Andrea Priest, 212-355-4449

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